K&L Gates LLP 300 South Tryon Street, suite 1000 Charlotte, NC 28202 T +1 704 331 7400 F +1 704 331 7598 klgates.com

November 1, 2021

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:	Ada Sarmento and Jeffrey Gabor

Re:	MDxHealth SA Amendment No. 1 to Registration Statement on Form F-1 Filed October 28, 2021 File No. 333-260213

Dear Ms. Sarmento and Mr. Gabor:

On behalf of MDxHealth SA (the “Company”), we submit this letter providing a response to the comment raised by the Staff of the Securities and Exchange Commission (the “Staff”) on October 29, 2021 with respect to the Company’s Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-260213) relating to the contemplated registration and offering (the “Offering”) of ordinary shares (represented by American Depositary Shares, no nominal value per share) as described therein. Simultaneously with the submission of this letter, the Company is submitting an amended registration statement (the “Amended Registration Statement”) responding to the Staff’s comment as noted below. The bold text below comprises the Staff’s comments and the regular text constitutes the Company’s responses thereto.

Exhibits

1.	We refer to the legal opinion filed as Exhibit 5.1. Please have counsel revise assumption (p) to exclude the company and revise the limitations on reliance in section 8 of the opinion to avoid the implication that purchasers in the offering are not entitled to rely on the opinion. For guidance, please refer to Sections II.B.3.a and II.B.3.d of Staff Legal Bulletin No. 19.

The Company respectfully acknowledges the Staff’s comment and has re-filed the revised tax opinion as Exhibit 5.1 to the Amended Registration Statement.

We appreciate your time and attention to the Company’s responses to the Staff’s comments. Should you have any questions, please call me at (704) 331-7440.

Very truly yours,

/s/ Mark Busch
Mark Busch

cc: Michael McGarrity, Chief Executive Officer